Exhibit 99.1

July 1, 2008

Compañía de Minas Buenaventura S.A.A.

Lima, Peru

Ladies and Gentlemen:

Pursuant to Rule 12b-25 promulgated under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Compañía de Minas Buenaventura S.A.A. on or about July 1, 2008, which contains notification of the registrant’s inability to file its Form 20-F by June 30, 2008. We have read the Company’s statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the Company’s consolidated financial statements for the years ended December 31, 2005, 2006 and 2007, to be included in its Form 20-F.

Very truly yours,

/s/ Medina, Zaldivar, Paredes & Asociados